                                 LAW OFFICES OF
                             KELLER ROHRBACK L.L.P.
--------------------------------------------------------------------------------
LAURIE B. ASHTON + P > C
IAN S. BIRK
STEPHEN R. BOATWRIGHT + > C
KAREN E. BOXX C
JOHN H. BRIGHT
GRETCHEN FREEMAN CAPPIO
JASON P. CHUKAS
T. DAVID COPLEY #
ALICIA M. CORBETT + > C
CLAIRE CORDON
SHANE P. CRAMER # C
ROB J. CRICHTON -
CHLOETHIEL W. DEWEESE
MAUREEN M. FALECKI !
JULI FARRIS ! /
RAYMOND J. FARROW
DANIEL S. FRIEDBERG < C
GLEN P. GARRISON S
LAURA R. GERBER
GARY A. GOTTO + > C
MARK A. GRIFFIN
AMY N.L. HANSON <
IRENE M. HECHT
SCOTT C. HENDERSON
TOBIAS J. KAMMER
RON KILGARD + > C
BENJAMIN J. LANTZ
HEIDI LANTZ
CARI CAMPEN LAUFENBERG
ELIZABETH A. LELAND
TANA LIN ? ** /
DEREK W. LOESER
DAVID R. MAJOR
JOHN MELLEN ?
ROBERT S. OVER * /
AMY PHILLIPS
LORRAINE LEWIS PHILLIPS
ERIN M. RILEY <
PAUL M. ROSNER
DAVID J. RUSSELL
MARK D. SAMSON + > C
LYNN LINCOLN SARKO  / <
FREDERICK W. SCHOEPFLIN
WILLIAM C. SMART
THOMAS A. STERKEN
BRITT L. TINGLUM <
LAURENCE R. WEATHERLY
MARGARET E. WETHERALD -
AMY WILLIAMS-DERRY
MICHAEL WOERNER
BENSON D. WONG

+        ADMITTED IN ARIZONA
#        ALSO ADMITTED IN ARIZONA
!        ALSO ADMITTED IN CALIFORNIA
P        ALSO ADMITTED IN COLORADO
S        ALSO ADMITTED IN IDAHO
?        ALSO ADMITTED IN ILLINOIS
*        ALSO ADMITTED IN MARYLAND
**       ALSO ADMITTED MICHIGAN
"        ALSO ADMITTED IN NEW YORK
-        ALSO ADMITTED IN OREGON
/        ALSO ADMITTED IN WASHINGTON, D.C.
<        ALSO ADMITTED IN WISCONSIN
>        NOT ADMITTED IN WASHINGTON
C        OF COUNSEL

                                October 31, 2006

Mr. Todd K. Schiffman
U.S. Securities and Exchange Commission
Division of Corporate Finance, #7 Financial Services
100 F Street NE

Washington, DC  20549

      Re:   WSB Financial Group, Inc.
            Amendment No. 2 to Registration Statement on Form S-1
            File No. 333-137038

Dear Mr. Schiffman:

      This letter accompanies the above-referenced filing and responds to your letters, dated October 18 and October 27, 2006, to David K. Johnson, President and Chief Executive Officer of WSB Financial Group, Inc., relating to the Registration Statement on Form S-1, File No. 333-137038. The accounting comments in the October 18 letter are in order of their appearance in Amendment No. 2. Comments 1, 2, 3, 4, 5 and 6 in the October 18 letter are renumbered in this response as 19, 20, 22, 25, 26 and 27, respectively.

WSB Financial Group, Inc., page 1

      1. As we requested in comment 6 of our letter to you dated September 27, 2006, please revise this section as follows:

            o revise the first paragraph to supplement your disclosure of net loans to disclose the percentage of your net loans that are related to real estate and that all of the real estate is located in the west Puget Sound area of Washington state;

--------------------------------------------------------------------------------
      REPLY TO: 1201 THIRD AVENUE SUITE 3200 SEATTLE, WASHINGTON 98101-3052
                 TELEPHONE: (206) 623-1900 FAX: (206) 623-3384
                             WWW.KELLERROHRBACK.COM

    AFFILIATED OFFICE: KELLER ROHRBACK PLC 3101 N. CENTRAL AVENUE, SUITE 900
            PHOENIX, ARIZONA 85012 (602) 248-0088 FAX (602) 248-2822

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
October 31, 2006
Page 2

      Response: We have included the requested disclosures in page 1 of the Amendment in the first and second paragraphs, respectively.

      o disclose the percentage of shares that will be beneficially owned by directors and executive officers and the effective control that they will have over the company; and

      Response: We have included the requested disclosure in page 1 of the Amendment.

      o revise the third paragraph to disclose the total growth from 2001 to 2006 or the growth each year rather than the compound annual growth rate.

      Response: We have deleted the CAGR information on page 1 of the Amendment.

      2. Please disclose that an independent valuation of your shares as of July 31, 2006, determined that the value of each share was $13.15. Disclose that this valuation was conducted in connection with a stock split in August 2006 that increased the number of shares owned by the shareholders at that time by 5.1 per share. If this value differs from the offering price, please explain the reasons for the difference in valuation.

      Response: We have included the requested disclosure on page 1 of the Amendment.

      3. Please provide an overview of your loan portfolio including the fact that 54 percent of your loans are interest only and that most of these are for construction and land development in your local area.

      Response: We have included the requested disclosures in page 1 of the Amendment.

      4. Thank you for providing the information we requested in comment 6 of our letter to you dated September 27, 2006. Please provide us with a copy of the CRA Performance Evaluation.

      Response: We have attached a copy of the CRA Performance Report, which is available to the public, as requested.

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
October 31, 2006
Page 3


Risk Factors, page 8

      5. We note your response, on pages 9 and 10, to comment 10 of our letter to you dated September 27, 2006. Please revise the risk factor addressing the risk from almost all of your loans being real estate related as follows:

            o revise in the caption, the characterization of your loans to real estate as "a large percentage" to state that over 93 percent of your loans are for construction and development projects and for residential and commercial real estate;

            o discuss the fact that a downturn in the real estate market would increase delinquencies, defaults and foreclosures on loans;

            o as we requested, discuss the risk that many of your loans, particularly the 52 percent of your loans that are construction and development loans, may default and require foreclosure if there is a significant decline in the real estate market and/or an increase in interest rates; and

            o discuss the risks of your lack of diversification of your loan portfolio in that almost all of your loans are in real estate and all are concentrated in your local area and that therefore a downturn in the local real estate market could have severe consequences for both your ability to make a profit and your financial viability.

            Response: We have included the requested disclosures at pages 8 and 9 of the Amendment. We inserted a new risk factor on page 9 to address the last bullet point.

      6. We note your response, on pages 9 and 10, to comment 10 of our letter to you dated September 27, 2006. Please revise the risk factor addressing the risk from more than half of your loans being for real estate construction and development as follows:

            o revise in the caption, the characterization of your loans to real estate construction and development projects as "a significant percentage" to state that over half of your loans are for these purposes;

            Response: We have made this change in page in page 8 of the Amendment.

            o disclose that all of these loans relate to real estate in the west Puget Sound area; and

            Response: We have made this change in page 8 of the Amendment.

            o discuss the extent to which these loans are not traditional and therefore carry higher risks of default.

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
October 31, 2006
Page 4


            Response: All the company's loans, including interest-only loans are "traditional" banking products with terms and conditions customary in the industry. Bank lines of credit, HELOCs and construction and development loans are normally made on an interest-only basis. Risks with respect to the company's concentrations in interest-only loans and real estate loans are addressed at pages 9, 10 and 43 of the Amendment, and we have inserted additional disclosure about interest-only terms in the risk factor for construction and development loans on page 10.. The company does not have any option ARMs, negative amortization or other "exotic" loan products.

      7. We note your response, on page 11, to comment 11 of our letter to you dated September 27, 2006. Please discuss the risks of your lack of geographical diversification if for instance there is a downturn in the local economy or in the real estate market.

      Response: We have included this discussion in the new risk factor on page 9, also referenced in the response to comment 5 above.

      8. We note the risk factor on page 11 relating to managing your growth. Please discuss the risks associated with not maintaining effective controls, including controls on extending credit, making adequate allowances for losses and compliance with regulatory accounting requirements, as you grow.

      Response: We have included this additional information in this risk factor on page 10, as requested.

      9. We note your response, on page 12, to comment 12 of our letter to you dated September 27, 2006. Please revise as follows:

            o revise the caption to state that the FDIC found that you committed violations of various banking laws and the FDIC penalized you and required that your board enter into the MOU;

            o clarify, on the seventh line, that the FDIC imposed the penalties on you for violations that they characterized as "significant" and repeated; and

            o clarify in the eighth line that the FDIC required your Board enter into the MOU to correct both the violations of law and the deficiencies in internal controls.

      Response: We have made all the requested changes in this risk factor on page 11 of the Amendment.

      10. We note your response, on pages 13, to comment 13 of our letter to you dated September 27, 2006. Please revise to disclose the following:

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
October 31, 2006
Page 5


            o the percentage of your loans that are non traditional loans such as interest only loans and payment option ARMS;

            o     disclose the extent to which your loans are prime or subprime;
                  and

            o the particular risks, types and magnitude, to you associated with these loans given recent increases in interest rates and possible additional increases as well as declines in values of homes.

      Please revise the caption to more accurately reflect the risks described in the text.

      Response: We have revised the caption of the interest rate risk factor in page 11 of the Amendment and inserted a sentence describing our typical interest terms in page 12, to address this comment. As discussed in response to comment 6 above, the company does not have any non-traditional or unusual loans (including subprime or option ARMs) and risks related to interest-only and real estate concentrations are already discussed at pages 8, 9 and 43 of the Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Overview, page 22

      11. We note your response, on page 22, to comments 18 and 19 of our letter to you dated September 27, 2006. Please revise the third paragraph as follows:

            o revise the fourth sentence regarding building permits to disclose that it declined by 8.8 percent and your statement regarding sales activity to disclose that it declined by 2.4 percent compared to the second quarter of 2005; and

            o disclose, before the last sentence, that the FDIC report on Washington state (which you quote from extensively) states that "recent declines in permit and sales activity [in Washington state] point to slower residential construction activity in the months ahead with possible adverse implications for overall job growth and the demand for construction financing."

      Response: We have included the requested changes in page 22 of the Amendment.

      12. As we requested in comment 20 of our letter to you dated September 27, 2006, please revise your statement in the second sentence of the third paragraph that you "provide a variety of loans to our customers" to reflect that almost all of your loans are for the purchase and development of real estate.

      Response: We have made this change in page 22, as requested.

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
October 31, 2006
Page 6


      13. We note your response, in the first paragraph on page 23, to comments 18 and 19 of our letter to you dated September 27, 2006. Please discuss how the recent increase in interest rates could affect you given that over half of your loans are ARMs. Discuss the various types of non traditional loans you have issued and the percentage of your loan portfolio for each. Provide analysis of how each type of loan will be affected by recent increases in interest rates and decreases in real estate values including the effect on your interest income and defaults.

      Response: We have addressed the risks of higher interest rates as a result of our levels of interest only and variable rate loans on page 21, as requested.

      14. We note your response, in the third and fourth paragraph on page 23, to comment 19 of our letter to you dated September 27, 2006. As we requested, please include in this section analysis of the anticipated impact of the costs of being a public company including estimates of those costs and the extent that they will affect you.

      Response; We have added estimates of the company's additional compliance costs in page 22 of the Amendment, to the discussion of these costs and their anticipated impact in the S-1.

Regulatory Compliance, page 27

      15. Please revise the caption of this section to reflect the fact that you were not in compliance with laws and regulations and that the FDIC found in 2006 that you had committed numerous violations of the law for which you were penalized and found numerous deficiencies in your internal controls.

      Response: We have revised the caption as requested, in page 26 of the Amendment.

      16.   Please revise the first paragraph as follows:

            o revise the first sentence to disclose that you committed violations of various banking laws that the FDIC characterized as "significant violations" and required that you pay a penalty for the violations and required that your board enter into the MOU;

            o disclose that these violations included your submitting to the Federal Reserve Board what the FDIC characterized as a "high level of inaccurate data" relating to your loans;

            o disclose that you failed to cure these violations despite their being repeatedly cited by the FDIC in their examination reports; and

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
October 31, 2006
Page 7


            o revise the last sentence to replace the word "deficiencies" with the word "violations."

            o Response: We have made all the requested changes in page 26 of the Amendment.

      17. Please describe the findings by the Federal Deposit Insurance Corporation in January 2006 that you suffer from the following problems:

            o     weak oversight of the compliance function;

            o     lack of adequate compliance procedures;

            o     deficient compliance training;

            o     insufficient monitoring procedures for all regulations; and

            o     weak audit program.

      Response: We have included this information in page 26 of the Amendment.

      18.   Please revise the second paragraph as follows:

            o revise the first sentence to describe in detail, using bullet points, each of the seven provisions of the agreement with the FDIC noting that each of the provisions requires your Board of Directors to take action; and

            o revise your description of the reports to state that your Board of Directors is required to submit such reports.

Response: We have included all requested revisions at pages 26 and 27 of the Amendment.

Loans, page 40

      19. Please refer to prior comment 22. Your revisions have not disclosed how you monitor interest-only loans for collectibility and have not disclosed the terms of these loans, including option ARMs, and negative amortization features. Please revise to include the disclosures previously requested. Additionally, if you have no option ARMs or negative amortizing loans, please disclose that fact.

      Response: We have included the additional disclosures at page 42 of the Amendment. The company does not have any option ARMs or negative amortizing loans.

      20. Please refer to prior comment 22. Please revise the tables on pages 41 and 42 to further disaggregate each loan type into the categories of interest-only loans versus principal and interest loans.

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
October 31, 2006
Page 8


      Response: We have added a new table on page 43 of the Amendment, which provides the requested breakdown of our loan categories into interest-only and principal and interest loans as of September 30, 2006 and December 31, 2005. Information for prior years when the company did not have the current loan reporting system in place would difficult to compile without considerable time and expense, and we respectfully submit, would not provide useful additional information to investors.

Concentrations, page 42

      21. We note your response, on page 42, to comment 22 of our letter to you dated September 27, 2006. Please revise your statement that "loans within this concentration have no more than normal risk of collectability" to reflect the risks inherent in interest only loans. Moreover, address the risks to you that over half of your loans are interest only during a period of rising interest rates and declining real estate values.

      Response: We have made this change and included the requested information in page 43 of the Amendment.

Allowance for Loan Losses, page 43

      22. Please refer to prior comment 23. In light of the significance and growth of your unallocated portion of the allowance both in dollars and percentage of the whole allowance, please revise to further describe in detail the changes in the factors affecting the unallocated portion of the allowance and how these changes contributed to the increasing unallocated portion of the allowance during recent periods. Discuss the trends you have experienced that led to these changes in the balance of the unallocated allowance.

      Response: We have provided further description of the factors affecting the unallocated portion of the company's allowance and other requested information at page 46 of the Amendment.

Director Compensation, page 79

      23. We note your response on page 82, to comment 27 of our letter to you dated September 27, 2006. As we requested, please explain, in this section, why you paid the directors with stock in 2006 for services they rendered as early as 2003. Please disclose the nature and source of the valuation.

      Response: The payment made in August 2006 was for director compensation accrued from January 1, 2006 through June 30. 2006. We have inserted clarifying language in page 83 of the Amendment, as well as the nature and source of the valuation.

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
October 31, 2006
Page 9


Recent Sales of Unregistered Securities, page II-1

      24. We note your response, on page II-2, to comment 29 of our letter to you dated September 27, 2006. Please disclose the respective values per share calculated on a post stock split basis. Please clarify whether you issued the stock to the directors each year or in the aggregate in July 2006.

      Response: We have made these disclosures of shares and per share consideration on a post-split basis in page II-2, as requested, and made other corrections to the information provided in the S-1. As explained in response to comment 23 above, stock was issued each year to the directors each year for director fees and not just in August 2006.

Loans and Allowances for Loan Losses, page F-23

      25. Please refer to prior comment 33. Your accounting policy for the estimated losses associated with off-balance sheet commitments is not consistent with GAAP. If you continue to believe the amounts involved are not material, please revise your disclosure to comply with the requirements of SOP 01-6 and provide us with your analysis of the qualitative and quantitative factors considered to determine that the recognition of a separate liability for the off-balance sheet commitments is not material. Refer to SAB 99. Otherwise, please revise your balances accordingly.

      Response: As of September 30, 2006, the estimated liability related to off-balance sheet loan commitments was $97,183. This liability has been reclassified from the allowance for loan losses to other liabilities in accordance with SOP 01-6, paragraph 8(e), which states that "an accrual for credit loss on a financial instrument with off-balance-sheet risk should be recorded separate from a valuation account related to a recognized financial instrument . . ."

      As of December 31, 2005 and 2004, the estimated liability related to off-balance sheet loan commitments was $55,683 and $35,175, respectively. These amounts are considered to be immaterial, both quantitatively and qualitatively, in consideration of SAB 99. Accordingly, no reclassification from the allowance for loan losses to other liabilities was made. SAB 99 states that "...a fact is material if there is a substantial likelihood that the fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available." The following factors were considered in the determination of the immateriality of these amounts:

            o the estimated liability related to off-balance sheet loan commitments as a percentage of total reported assets was approximately 0.02% for both 2005 and 2004; total assets for 2005 would change from approximately $249,943,000 to approximately $249,999,000; total assets for 2004 would change from approximately $137,380,000 to approximately $137,415,000

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
October 31, 2006
Page 10


            o there is no impact to reported net income, earnings per share, or stockholder's equity

            o the amounts do not result in a change in incentive compensation

            o     no trends are masked

      For the years ended December 31, 2005 and 2004, we consider the disclosure of the accounting policies related to the allowance for loan losses and the estimated liability for off-balance sheet loan commitments to comply with SOP 01-6.

Note 11: Employee Benefits, page F-35

      26. Please refer to prior comment 31. In your revision you disclose that you have relied upon a third party valuation expert to determine the valuation of your stock issuances. Please revise to identify the valuation expert you have relied upon in these instances. Please revise your section labeled "Experts" to discuss the reliance upon the valuation experts and file with your next amendment consent from the valuation expert to refer to them in your Form S-1. Refer to
            Item 509 of Regulation S-K.

      Response: We have identified the valuation expert the company has relied upon to determine the valuation of its previous stock issuances under "Experts" on page 98 of the Amendment and revised Note 11 at page F-35 to include a cross-reference. The consent of LC Financial Advisors, LLC is attached to Amendment No. 2, as Exhibit 23.4, and updated consents will be included in subsequent pre-effective amendments. Mr. Childress and his firm were not employed for such purpose on a contingent basis, nor is there any other conflict of interest required to be disclosed by Item 509, Regulation S-K.

Note 12: Fair Value of Financial Instruments, page F-35

      27. Please refer to prior comment 36. Please revise to disclose when and if quoted market prices are utilized and when the matrix pricing model is utilized to determine the fair market value of your securities. If quoted market prices are not utilized, when available, please revise to disclose that fact and how you determined this policy complies with the guidance of paragraph 11 of SFAS 107.

      Response: We have revised Note 12 at page F-35 of the Amendment to include the requested information.

      We are filing Amendment No. 2 tonight on Edgar in response to these comments. Four marked copies of Amendment No. 2 are enclosed to expedite your review. The company's financial statements as of and for the third quarter and as of and for the nine months ended September 30, 2006 are reflected in this Amendment.

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
October 31, 2006
Page 11

      The updated consents of Moss Adams LLP and Ball & Treger, LLP are attached to Amendment No. 2 as Exhibits 23.1 and 23.2, respectively, and the additional consent of LC Financial Advisors, LLC is attached to Amendment No. 2 as Exhibit 23.4, and updated consents will be included in subsequent pre-effective amendments.

      The required statement from the company acknowledging its responsibility for disclosures in the filing and the status of staff comments, is also enclosed.

      Please call the undersigned at (206) 224-7585 (direct) with any questions.

                                         Very truly yours,


                                         /s/ Thomas A. Sterken
                                         ---------------------
                                         Thomas A. Sterken

TAS:sjm
Encs:  Company Acknowledgement
       Marked copy of Amendment No. 2

cc w/encs.:       Jonathan E. Gottlieb
                  Margaret B. Fitzgerald
cc: w/o encs.:    David K. Johnson
                  C.J. Voss

                               PUBLIC DISCLOSURE

                                JANUARY 31, 2006

                           COMMUNITY REINVESTMENT ACT
                             PERFORMANCE EVALUATION

                                 WESTSOUND BANK
                            CERTIFICATE NUMBER: 34843

                               190 PACIFIC AVENUE
                          BREMERTON, WASHINGTON 98337

                     FEDERAL DEPOSIT INSURANCE CORPORATION
                        25 JESSIE STREET AT ECKER SQUARE
                        SAN FRANCISCO, CALIFORNIA 94105

NOTE: THIS EVALUATION IS NOT, NOR SHOULD IT BE CONSTRUED AS, AN ASSESSMENT OF THE FINANCIAL CONDITION OF THIS INSTITUTION. THE RATING ASSIGNED TO THIS INSTITUTION DOES NOT REPRESENT AN ANALYSIS, CONCLUSION OR OPINION OF THE FEDERAL FINANCIAL SUPERVISORY AGENCY CONCERNING THE SAFETY AND SOUNDNESS OF THIS FINANCIAL INSTITUTION.

                               TABLE OF CONTENTS

I.   General Information.....................................................1
II.  Institution Rating......................................................2
III. Description of Institution..............................................3
IV.  Description of Assessment Area..........................................4
V.   Conclusions.............................................................7

                              GENERAL INFORMATION

The Community Reinvestment Act (CRA) requires each federal financial supervisory agency to use its authority when examining financial institutions subject to its supervision, to assess the institution's record of meeting the credit needs of its entire community, including low- and moderate-income neighborhoods, consistent with safe and sound operation of the institution. Upon conclusion of such examination, the agency must prepare a written evaluation of the institution's record of meeting the credit needs of its community.

This document is an evaluation of the Community Reinvestment Act (CRA) performance of WESTSOUND BANK prepared by the FEDERAL DEPOSIT INSURANCE CORPORATION, the institution's supervisory agency, as of JANUARY 31, 2006. The agency rates the CRA performance of an institution consistent with the provisions set forth in Appendix A to 12 CFR Part 345.

                               INSTITUTION RATING

INSTITUTION'S CRA RATING: This institution is rated Satisfactory.

Westsound Bank's CRA performance depicts a fully satisfactory practice of providing for the credit needs of its assessment areas. This rating is supported by the following:

- The bank's net loan-to-deposit ratio is reasonable given the institution's size, financial conditions, and assessment area credit needs.

- The bank originated a majority of its loans within the assessment areas.

- The distribution of borrowers reflects a reasonable penetration among individuals of different income levels.

- The geographic distribution of loans reflects reasonable dispersion throughout the assessment rates.

- The bank has not received any CRA-related complaints since the previous evaluation and was not evaluated under this factor.

                           DESCRIPTION OF INSTITUTION

Westsound Bank (WSB) is an independently owned bank headquartered in Bremerton, Washington. The bank officially opened its doors on March 12, 1999, as a community-based bank to primarily serve business customers. In January of 2004, the bank added a mortgage division, and is now a primarily mortgage-lending focused financial institution.

In addition to its main office located in a low-income geography in Bremerton, WSB operates five full-service branches that offer customers a variety of business and personal banking products and services. The five branches are located in the cities of Gig Harbor, Port Angeles, Port Orchard, Sequim, and Silverdale; all of these branches are in middle-income geographies. During the evaluation period, the bank had automated teller machines (ATMs) located at the main office, the Silverdale, and Port Angeles branches. In addition, the bank maintains a website with online banking services, and offers a courier service to business customers in portions of Kitsap, Clallam and Mason counties.

As of September 30, 2005, WSB reported total assets of $224,126,000 and total loans of $183,512,000. The bank's total assets reflect growth of approximately 1,025 percent since the December 31, 2000, reported figure of $19,919,000, as noted in the prior CRA performance evaluation. During the same time period, total loans have grown approximately 1,432 percent from $11,971,000. WSB's loan portfolio composition is reflected in Table 1.

             TABLE 1 -- LOAN DISTRIBUTION AS OF SEPTEMBER 30, 2005

LOAN TYPE                            DOLLAR AMOUNT (000S)        PERCENTAGE OF TOTAL LOANS (%)
----------------------------------------------------------------------------------------------
Construction and Land Development           87,388                           47.6%
----------------------------------------------------------------------------------------------
Secured by Farmland                            444                            0.2%
----------------------------------------------------------------------------------------------
1-4 Family Residential                      29,188                            15.9%
----------------------------------------------------------------------------------------------
Multifamily Residential                      6,748                            3.7%
----------------------------------------------------------------------------------------------
Commercial Real Estate                      44,246                           24.1%
----------------------------------------------------------------------------------------------
  TOTAL REAL ESTATE LOANS                  168,014
----------------------------------------------------------------------------------------------
Commercial and Industrial                   13,412                            7.3%
----------------------------------------------------------------------------------------------
Agricultural Production                          0                            0.0%
----------------------------------------------------------------------------------------------
Consumer Closed-end                          1,524                            0.8%
----------------------------------------------------------------------------------------------
Consumer Open-end                              818                            0.5%
----------------------------------------------------------------------------------------------
Other                                            9                            0.0%
----------------------------------------------------------------------------------------------
Less Unearned Income                          (265)                          (0.1%)
----------------------------------------------------------------------------------------------
  TOTAL LOANS                              183,512                          100.0%
----------------------------------------------------------------------------------------------

  Source: Consolidated Report of Condition

The figures in Table 1 suggest construction and land development as WSB's foremost lending product at 47.6 percent of the institution's portfolio, followed by commercial real estate lending at 24.1 percent. However, portfolio figures do not provide an accurate portrayal of the bank's actual lending activity. WSB's mortgage department originates a significant amount of residential loans that subsequently are sold in the secondary market and not included in the portfolio figures.

In 2004, WSB originated a total of $80,128,000 in Home Mortgage Disclosure Act
(HMDA) reportable loans and sold $67,309,108 in the secondary market. In 2005, the bank originated $301,506,000 in HMDA reportable loans and sold $154,373,061 in the secondary market. These figures identify mortgage lending as the bank's primary product. The sale of mortgages on the secondary market provides the bank with increased liquidity and the capacity to fund additional loans.

During the evaluation period there were no legal or financial impediments that prohibited the bank from meeting the credit needs of management's defined assessment areas.

                        DESCRIPTION OF ASSESSMENT AREAS

The Community Reinvestment Act requires an institution to identify one or more assessment areas within which regulatory agencies will evaluate the institution's performance. Management of Westsound Bank has selected five assessment areas to include Kitsap County, Pierce County, Clallam County, Mason County, and the city of Auburn in King County. The bank's assessment areas meet regulatory guidelines, do not reflect illegal discrimination, and do not arbitrarily exclude any low or moderate-income areas.

The bank's primary lending occurs within the Kitsap County Assessment Area. Over 74 percent, in both number and dollar volume, of the bank's total 2004 HMDA reportable loan originations in the assessment area were originated within Kitsap County. In 2005, the bank originated over 61 percent of such loans within the Kitsap County Assessment Area.

Because the majority of the bank's mortgage lending occurs within the Kitsap County Assessment Area, this performance evaluation will include a full-scope review of the bank's lending performance within the Kitsap Assessment Area and limited-scope reviews of the Pierce County and Clallam County Assessment Areas. Lending performance within the Mason County and City of Auburn Assessment
Areas will be included in the discussion of the bank's overall lending performance. These two assessment areas will not be discussed separately, as lending volumes are not as significant and do not greatly impact the bank's overall performance. The City of Auburn Assessment Area was added only recently, when the bank opened a loan production office in Federal Way on June 1, 2005.

Kitsap County

According to the 2000 U.S. Census, Kitsap County consists of 51 census tracts (2 low-, 9 moderate-, 32 middle-, and 8 upper-income). Located on the Kitsap Peninsula, the county is bordered to the east by the Puget Sound, the Hood Canal on the west, and Mason and Pierce Counties to the south.

Kitsap County's economy is closely tied to the Puget Sound Naval Shipyard, located in Bremerton, the county's largest city. The county's extensive military base provides for a stable economy with future expansion potential. Economic growth in Bremerton has continually outperformed that of Washington State, with unemployment rates for 2004 and 2005 at 5.4 percent and 5.1 percent, respectively. Top employers in Kitsap County include the Naval Base Kitsap, the Naval Station Bremerton, and the Harrison Memorial Hospital. Kitsap County is close in proximity to the metropolitan city of Seattle and offers relatively affordable living. The HUD estimated median family income for 2005 is $62,000 for Kitsap County.

WSB has many competitors lending in the Kitsap County Assessment Area. These include national bank, larger financial institutions, and credit unions. The bank ranks number 20 of 330 mortgage lenders in Kitsap County with 1.2 percent market share in number and dollar volume of the county's mortgage lending activity.

PIERCE COUNTY

Pierce County consists of 158 census tracts (5 low-, 30 moderate-, 90 middle-, 32 upper, and 1 NA-income, according to the 2000 U.S. Census. The 2005 HUD estimated Median Family Income for Pierce County is $59,750. Pierce County's close proximity to Pacific Rim trade considerably contributes to the county's position as a major regional trade and service center. Also influencing and stabilizing the local economy are three major military establishments: Fort Lewis, McChord Air Force Base, and the Madigan Army Medical Center.

Employment growth in Pierce County has declined, but still remains higher than that of the entire state. In 2004 employment growth for Pierce County was 4.5 percent and at the third quarter of 2005, employment growth dropped to 3.3 percent. Although employment has slowed, the county's total unemployment rate decreased from 6.3 percent at the end of 2004, to 5.9 percent at the end of the third quarter of 2005.

CLALLAM COUNTY

Located between the Strait of Juan de Fuca and the Olympic Mountains, Clallam County runs along the northern Pacific coastline and is the gateway to the Olympic National Park. The county is home to the cities of Port Angeles, Sequim, Forks, Clallam Bay, Neah Bay, Sekiuy, and La Push. According to the 2000 U.S. Census, the county is comprised of 21 census tracts (2 moderate-, 18 middle-, and 1 upper-income). There are no low-income geographies in Clallam County.

MASON COUNTY

Mason County is comprised of four census tracts (1 moderate-, 2 middle-, and 1 upper-income), according to the 2000 U.S. Census. Surrounded by the Olympic Mountains on the west and located along the southern Puget Sound on the Kitsap Peninsula, Mason County is a recreational and scenic destination easily accessible off of Interstate 5. The town of Shelton is Mason County's only incorporated city. Unincorporated rural communities include Belfair, Allyn, Hoodsport, Union, Tahuya, Lilliwaup, Grapeview, Matlock, and Elma.

CITY OF AUBURN

The 2000 U.S. Census has divided the city of Auburn into 31 geographies (1 low-, 13 moderate-, 15 middle-, and 2 upper-income). Centrally located in the Green River Valley, between the cities of Seattle and Tacoma, Auburn offers an abundance of industrial land. The City of Auburn has developed a comprehensive land use plan that designated specific areas for industrial, commercial, and residential development to preserve and enhance the community's quality of living. The city's unemployment rate of 6.9 percent and 5.0 percent at the end of the third quarter of 2004 and 2005, respectively, remains somewhat higher than the statewide total unemployment rates.

COMMUNITY CONTACTS

A recent community contact conducted in Kitsap County was reviewed as a part of this evaluation. The contact indicated that the local community is in need of more affordable housing and accessible loans. A need for more multi-lingual individuals in the financial industry was also expressed.

                    OVERALL PERFORMANCE CRITERIA CONCLUSIONS

LOAN-TO-DEPOSIT RATIO

Westsound Bank's loan-to-deposit ratio is reasonable, considering seasonal variations, the institution's size and operations, and economic and competitive factors in the assessment area.

Examiners use the loan-to-deposit ratio to evaluate an institution's level of lending relative to its net deposited funds. The prior 19-quarter average since Westsound Bank's previous CRA evaluation equals 88 percent. Within that timeframe, the low was 79.8 percent as of March 31, 2001, and the high was 97.6 percent as of March 31, 2005. The bank's loan-to-deposit is not reflective of the fact that the bank sells a large portion of their mortgage loans on the secondary market, which increases its capacity to lend additional funds to its customers. Overall, the bank's loan-to-deposit ratio indicates responsiveness to area credit needs.

There are no similarly situated banks that are equivalent to Westsound Bank in size, product mix, and assessment areas, to reasonably compare loan-to-deposit ratios.

LENDING IN THE ASSESSMENT AREAS

Because Westound Bank's primary business focus is mortgage lending, examiners concentrated on mortgage loan originations for the years 2004 and 2005 in assessing the bank's lending performance within its assessment areas. 2004 information was taken from the bank's reported HMDA LAR, and 2005 information was taken from loan data supplied by the bank. The percentages presented throughout the evaluation will primarily be based on quantity unless dollar volumes warrant additional discussion. Table 2 details the number and dollar volume of mortgage loans the bank originated inside and outside all assessment areas during the prior two years.


   TABLE 2 - DISTRIBUTION OF LOANS INSIDE AND OUTSIDE OF THE ASSESSMENT AREAS

                         Number of Loans                               Dollars in Loans (000s)
           --------------------------------------------   --------------------------------------------------
                INSIDE             OUTSIDE       TOTAL           INSIDE               OUTSIDE          TOTAL
           -----------------    -------------    ------   ------------------   -------------------    -------
LOAN TYPE     #         %        #       %                   $          %          $          %
---------  -------    ------    ----   ------             --------    ------    --------    ------
2004 HMDA      450     93.8%      30     6.3%       480     75,415     94.1%       4,713      5.9%      80,128
2005 HMDA    1,002     72.5%     381    27.6%     1,383    219,016     72.6%      82,490     27.4%     301,506
  TOTAL      1,452     77.9%     411    22.1%     1,863    294,431     77.2%      87,203     22.8%     381,634

SOURCE: 2004 HMDA LAR, BANK RECORDS

Westsound Bank originated a majority of loans within its identified assessment areas in both 2004 and 2005.

BORROWER PROFILE


WSB's distribution of borrowers reflects reasonable penetration among individuals of different income levels (including low- and moderate-income).

Borrower profile refers to the evaluation of lending to individuals and families of varying income levels, particularly low- and moderate-income borrowers. Table 3 illustrates WSB's distribution of originated 2004 and 2005 HMDA reportable loans to borrowers of different income levels within all assessment areas. Because of significant income reporting errors in WSB's 2004 HMDA data, examiners reviewed a sample consisting of 42 randomly selected HMDA-reportable loan originations for 2004. WSB borrower income percentages shown in Table 3 for 2004 reflect a breakdown of that sample.


            TABLE 3 -- DISTRIBUTION OF HMDA LOANS BY BORROWER INCOME

                                    2004
                                  AGGREGATE                 2004           2005            Total
                                   LENDING      % OF     ------------  --------------  --------------
BORROWER INCOME LEVEL              (% OF #)   FAMILIES    #      %       #       %       #       %
---------------------             ---------   --------   ---   ------  -----   ------  -----   ------
Low.............................      4.4%      19.1%      1     2.4%     47     4.7%     82     5.7%
Moderate........................     19.5%      19.1%     11    26.2%    160    16.0%    257    17.7%
Middle..........................     30.7%      23.9%      8    19.0%    259    25.8%    392    27.0%
Upper...........................     39.5%      37.9%     21    50.0%    491    49.0%    661    45.5%
NA..............................      5.9%       0.0%      1     2.4%     45     4.5%     60     4.1%
Total...........................    100.0%     100.0%     42   100.0%  1,002   100.0%  1,452   100.0%

---------------
Source: 2000 U.S. Census, 2004 HMDA LAR, 2004 HMDA Aggregate Data, Bank Records

In the 2004 sample, WSB's lending percentage was below the aggregate percentage for lending to low-income borrowers; however, the bank's moderate-income percentage significantly exceeded the 2004 aggregate percentage. For 2005, FSB appears slightly above aggregate in the low-income category, and dropped below aggregate in the moderate-income category. Setting the sample aside and looking at actual originations, the bank's overall lending activity increased by approximately 81 percent in 2005, most of which were to middle- and upper-income borrowers. Management indicated that the apparent decline in the moderate-income category most likely resulted from the bank's significant growth and general increase in mortgage activity in 2005.

During that time period, median home prices increased in the bank's assessment areas and decreased housing affordability for low- and moderate-income borrowers. According to the Washington Center for Real Estate Research, the median home price in Kitsap County increased 23.3 percent from $215,000 in 2004 to $264,800 in 2005. From 2004 to 2005, the median home price also increased by 19.8 percent in Pierce County and 23.5 percent in Clallam County. These changes reduced opportunities for low- and moderate-income individuals to purchase homes.

The first-time housing affordability index for Kitsap County dropped from 76.3 in 2004 to 63.4 in 2005, meaning that the average first-time homebuyer made only 63.4 percent of the median household income required to qualify for a mortgage on a median price home. The 2005 first-time affordability indexes for Pierce County and Clallam County decreased comparably to 65.3 and 60.9, respectively.

The first-time housing affordability buyer index is derived following a model developed by the National Association of REALTORS(R) and uses the effective mortgage rate on loans closed during the quarter (increased by one-quarter point to include mortgage insurance), the median home price, and 70 percent of the median household income, assuming a 10 percent down payment and a 30-year loan term. First-time home buyers are typically younger individuals who are not yet established in their careers and do not have the financial means for large down payments.

Due to changes in market forces over time, the bank's 2005 lending performance cannot be directly compared to 2004 aggregate data with any degree of certainty regarding conclusions. Until 2005 aggregate data is made available, comparisons are not sufficient to place significant weight on analysis of the bank's 2005 lending activity. WSB's overall lending to low- and moderate- income individuals is reasonable, relative to the 2004 aggregate data, the percentage of families reported in the 2000 U.S. Census, and the identified need for more affordable housing by the community contact.

GEOGRAPHIC DISTRIBUTION OF LOANS

WSB's geographic distribution of loans reflects reasonable dispersion throughout the assessment areas.

Examiners reviewed the bank's geographic distribution of 2004 and 2005 HMDA reportable loan originations to determine if WSB is serving the needs of its assessment areas, including low- and moderate-income geographies. Table 4 details the bank's distribution of mortgage loans throughout all assessment areas by income category of the census tract.


  TABLE 4 - DISTRIBUTION OF HMDA LOANS BY INCOME CATEGORY OF THE CENSUS TRACT

         AGGREGATE
TRACT    LENDING IN    % OF OWNER        2004           2005           TOTAL
INCOME      2004       OCCUPIED      ------------   ------------   ------------
LEVEL     (% OF #)    HOUSING UNITS     #      %       #      %       #      %
-------  ----------   -------------   -----  -----   -----  -----   -----  -----

LOW          0.9%          0.7%        29     6.5%     36    3.6%     65    4.5%

MODERATE    13.9%         13.1%        77    17.1%    104   10.4%    181   12.5%

MIDDLE      63.8%         65.3%       275    61.1%    658   65.6%    933   64.2%


--------------------------------------------------------------------------------------
 Upper           21.3%      20.9%    69      15.3%    204     20.4%      273     18.8%
--------------------------------------------------------------------------------------
 N/A              0.1%       0.0%
--------------------------------------------------------------------------------------
 Total          100.0%     100.0%   450     100.0%  1,002    100.0%     1,452   100.0%
--------------------------------------------------------------------------------------

Source:  2000 U.S. Census, 2004 HMDA LAR, 2004 HMDA Aggregate Data, Bank Records

In 2004, WSB penetrated low-income census tracts at a rate of 6.5 percent, exceeding the aggregate lending rate of 0.9 percent. Lending in moderate-income census tracts was at 17.1 percent, also exceeding aggregate lending at 13.9 percent.

In 2005, the bank originated 3.6 percent of all mortgage loans in low-income tracts, and 10.4 percent in moderate-income tracts. As similarly noted in the borrower profile discussion, although percentages have decreased in low- and moderate-income tracts, actual number volumes have increased. WSB's 2005 lending in low-income census tracts exceeds the 2000 U.S. Census reported percentage of owner occupied housing units in low-income tracts, and is slightly lower than the reported owner occupied housing units in moderate-income geographies.

The bank's overall lending distribution is concentrated within middle-income geographies, which is consistent with the 2000 U.S. Census reported percentages of middle-income geographies and owner occupied housing units in middle-income geographies of the bank's assessment areas.

RESPONSE TO COMPLAINTS

Since the previous evaluation, Westsound Bank has not received any complaints relating to the Community Reinvestment Act.

COMPLIANCE WITH ANTIDISCRIMINATION LAWS

No evidence of discriminatory or other illegal credit practices were identified during this evaluation period.

INVESTMENT AND SERVICES

Management requested that investments and services be reviewed as a part of the CRA evaluation. Examiners reviewed documentation provided by the bank on two investments and multiple donations to a variety of community organizations.

Although documentation provided by the bank indicated that WSB participated in two investments and made donations to various community organizations that benefited its assessment areas, examiners did not identify any specific investments to organizations whose primary purposes were "community development," as defined under the Community Reinvestment Act (CRA).

WSB's President and CEO, David Johnson, also donates his time and financial expertise to various community groups, two of which are CRA qualified. President Johnson serves as an advisor for an organization that provides entrepreneurial business assistance, training, and lending services to low-income women, immigrants, and people with disabilities. Mr. Johnson also serves on the Bremerton Economic Roundtable, whose mission is to revitalize government designated "blighted" areas by creating wage earning jobs and affordable residential redevelopment.

Westsound Bank has three full-service branches in Kitsap County, one in Pierce County, and two in Clallam County. The branches are all fairly accessible by low- and moderate-income tracts. In addition, the bank offers a courier service that serves businesses in portions of Kitsap, Clallam and Mason counties. During the review period the bank had five ATM machines that customers could conduct transactions on after business hours. The bank also offers internet banking for account transfers and bill paying options.

On April 1, 2004, WSB opened a loan production office in Gig Harbor. On
June 20, 2005, a new Gig Harbor branch was opened and was merged together with the loan production office. On June 1, 2005, a new loan production office was opened in the city of Federal Way. The loan production office primarily originates mortgages; however, will accommodate borrowers who wish to obtain other types of loans.

                      KITSAP COUNTY FULL SCOPE EVALUATION



WSB operates out of three locations in the Kitsap County Assessment Area. The bank's main office is located in Bremerton, while two additional full-service branches are located in Silverdale and Port Orchard.

The Kitsap County Assessment Area consists of all census tracts in Kitsap County, Washington, which includes the cities of Bremerton, Kingston, Port Orchard, Poulsbo, and Winslow. Table 5 details the percentage of census tracts, households, businesses, farms, and housing units by census tract income level, as reported by the 2000 U.S. Census and D & B.



               TABLE 5 - 2005 ASSESSMENT AREA CENSUS TRACT DETAIL


INCOME LEVEL      # OF TRACTS      % OF TRACTS      POPULATION   % OF BUSINESS

LOW-INCOME             2               3.9%             3.1%          3.5%
MODERATE-INCOME        9              17.6%            16.4%         11.9%
MIDDLE-INCOME         32              62.8%            63.8%         63.3%
UPPER-INCOME           8              15.7%            16.7%         21.3%
  TOTALS              51               100%             100%          100%

Source:  2000 U.S. Census, D&B



The Kitsap County Assessment Area provides for WSB's primary lending area. In 2004, the bank originated 76.4 percent of its total HMDA reportable loans within the Kitsap County Assessment Area. In 2005, the bank originated 62.2 percent of its HMDA of its reportable loans within the assessment area.

BORROWER PROFILE

WSB's distribution of borrowers reflects reasonable penetration among individuals of different income levels within the assessment area.

Table 6 details the bank's distribution of 2004 and 2005 HMDA reportable loans to borrowers of different incomes within Kitsap County. Limitations of the random sample used in the overall analysis did not permit a meaningful breakdown of loans within Kitsap County. WSB borrower profile information for 2004 presented in Table 6 is based on the bank's HMDA LAR.

            TABLE 6 - DISTRIBUTION OF HMDA LOANS BY BORROWER INCOME


                                             2004            2005          TOTAL
                                            ------          ------         -----
BORROWER      2004
INCOME      AGGREGATE        % OF
LEVEL        LENDING       FAMILIES         #      %        #      %       #      %
            (% OF #)

LOW              4.7%        17.5%          31     9.0%     39     6.3%    70     7.2%
MODERATE        18.0%        19.0%          74    21.5%    110    17.6%   184    19.0%
MIDDLE          30.1%        24.5%         108    31.4%    180    28.9%   288    29.8%
UPPER           40.5%        39.0%         118    34.3%    254    40.8%   372    38.5%
NA               6.7%         0.0%          13     3.8%     40     6.4%    53     5.5%
               ------       ------         ---   ------    ---   ------   ---   ------
TOTAL          100.0%       100.0%         344   100.0%    623   100.0%   967   100.0%
               ------       ------         ---   ------    ---   ------   ---   ------

Source: 2000 U.S. Census, 2004 HMDA LAR, 2004 HMDA Aggregate Data, Bank Records

WSB originated 9 percent of all mortgage loans within the assessment area to low-income borrowers and 21.5 percent to moderate-income borrowers in 2004. The bank's lending percentages exceeded that of aggregate percentages to low- and moderate-income borrowers of 4.7 percent and 18 percent, respectively. However, due to income reporting errors in the bank's 2004 HMDA data, it is likely that the low-income percentage is overstated. Nevertheless, because WSB's most significant lending volume occurs in Kitsap County, the bank's percentages for lending to low- and moderate-income borrowers in Kitsap County are anticipated to be reasonably consistent with the bank's overall performance for all assessment areas combined. Refer to the Overall Borrower Profile section for further discussion on the bank's lending performance to borrowers of different incomes. Since the majority of WSB's lending occurs within Kitsap County, lending performance within the Kitsap County Assessment Area strongly drives the bank's overall performance.

GEOGRAPHIC DISTRIBUTION

WSB's geographic distribution of lending reflects reasonable dispersion throughout the Kitsap County assessment area.

The bank's 2004 and 2005 distribution of HMDA loans by census tract income level within the Kitsap County Assessment Area is detailed in Table 7.

    TABLE 7 - DISTRIBUTION OF HMDA LOANS BY INCOME CATEGORY OF THE CENSUS TRACT


                                           2004            2005          TOTAL
                                          ------          ------         -----
TRACT       2004        % OF OWNER
INCOME    AGGREGATE      OCCUPIED
LEVEL      LENDING     HOUSING UNITS      #    %         #      %       #      %
          (% OF #)

LOW           2.5%         1.8%          28     8.1%     34     5.5%    62     6.4%
MODERATE     10.9%         9.3%          73    21.2%     91    14.6%   164    17.0%
MIDDLE       69.1%        69.6%         211    61.4%    435    69.8%   646    66.8%
UPPER        17.5%        19.3%          32     9.3%     63    10.1%    95     9.8%
            ------       ------         ---   ------    ---   ------   ---   ------
TOTAL       100.0%       100.0%         344   100.0%    623   100.0%   967   100.0%
            ------       ------         ---   ------    ---   ------   ---   ------

Source: 2000 U.S. Census, 2004 HMDA LAR, 2004 HMDA Aggregate Data, Bank Records

WSB's 2004 lending penetration exceeded that of aggregate percentages in both low- and moderate-income census tracts. The bank's lending to low-income tracts was 8.1 percent compared with aggregate lending of 2.5 percent, and lending to moderate-income tracts was 21.2 percent, exceeding the 10.9 percent reported by aggregate lenders.

The bank's lending percentages in low- and moderate-income census tracts for 2005 were lower than 2004 percentages; however, number volumes increased and exceeded the percentages of owner occupied housing units in both low- and moderate-income census tracts.

                     PIERCE COUNTY LIMITED SCOPE EVALUATION

Westsound Bank operates one branch in the Pierce County Assessment Area and provides the full range of credit and financial services offered by the bank. The Pierce County Assessment Area accounts for the following activity.

- 14.4 percent of residential mortgage loans originated within all assessment areas in 2004

- 22.9 percent of residential mortgage loans originated within all assessment areas in 2005

The Pierce County Assessment Area consists of all census tracts in Pierce County, Washington, which includes the city of Tacoma. Table 8 details the percentage of census tracts, households, businesses, farms, and housing units by census tract income level according to the 2000 census and D & B.


              TABLE 8 -- 2005 ASSESSMENT AREA CENSUS TRACT DETAIL

INCOME LEVEL       # OF TRACTS    % OF TRACTS    POPULATION %    % OF BUSINESSES
------------       -----------    -----------    ------------    ---------------
LOW-INCOME              5             3.2%            2.7%              2.1%
MODERATE-INCOME        30            19.0%           18.1%             21.2%
MIDDLE-INCOME          90            57.0%           58.5%             55.6%
UPPER-INCOME           32            20.2%           20.5%             21.1%
N/A                     1             0.6%            0.2%              0.0%
                     ----            -----           -----             -----
  TOTALS              158             100%            100%              100%
                     ====            =====           =====             =====

Source: 2000 U.S. Census, D&B

The 2005 HUD revised median family income for the Pierce County Assessment Area is $62,100. The assessment area contains whole geographies, does not reflect illegal discrimination, and does not arbitrarily exclude any low or moderate-income areas.

Data applicable to the Pierce County Assessment Area indicates performance generally similar to the bank's overall performance. Less weight is placed on lending performance in this assessment area because the overall impact is not as significant.

                    CLALLAM COUNTY LIMITED SCOPE EVALUATION

Westsound Bank operates two branches in the Clallam County Assessment Area providing the full range of credit and financial services offered by the bank. The Clallam County Assessment Area accounts for, in total, the following items.

- 3.6 percent of residential mortgage loans originated within all assessment areas in 2004

- 6.5 percent of residential mortgage loans originated within all assessment areas in 2005

The Clallam County Assessment Area consists of all census tracts in Clallam County, Washington, which includes the cities of Forks, Port Angeles, and Sequim. Table 9 details the percentage of census tracts, households, businesses, farms, and housing units by census tract income level according to the 2000 census and D & B.

              TABLE 9 -- 2005 ASSESSMENT AREA CENSUS TRACT DETAIL


INCOME LEVEL       # OF TRACTS    % of TRACTS    POPULATION %    % OF BUSINESSES
------------       -----------    -----------    ------------    ---------------
LOW-INCOME               0            0.0%            0.0%             0.0%
MODERATE-INCOME          2            9.5%            6.8%            11.2%
MIDDLE-INCOME           18           85.7%           87.2%            84.2%
UPPER-INCOME             1            4.8%            6.1%             4.6%
                      ----           -----           -----            -----
  TOTALS                21            100%            100%             100%
                      ====            ====            ====             ====

Source: 2000 U.S. Census, D&B

The 2005 HUD revised median family income for the Clallam County Assessment Area is $51,200. The assessment area contains whole geographies, does not reflect illegal discrimination, and does not arbitrarily exclude any low or moderate-income areas.

Data applicable to the Clallam County Assessment Area indicates performance generally similar to WSB's overall performance. Less weight is placed on lending performance in this assessment area because the overall impact is not as significant.


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